K&L GATES LLP 1601 K STREET, N.W. WASHINGTON, DC 20006-1600 T 202.778.9000 F 202.778.9100 klgates.com

August 2, 2024

VIA EDGAR
Division of Investment Management
U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C.  20549

Neuberger Berman ETF Trust
--Neuberger Berman Carbon Transition & Infrastructure ETF
File Nos. 333-261613; 811-23761
Preliminary Proxy Statement
Ladies and Gentlemen:
  On behalf of Neuberger Berman ETF Trust (the “Trust”), transmitted herewith for filing pursuant to Rule 14a-6(a) under the Securities Exchange Act of 1934, is a preliminary proxy statement (“Proxy Statement”) to be used in connection with a special meeting (the “Meeting”) of the shareholders of Neuberger Berman Carbon Transition & Infrastructure ETF, a series of Neuberger Berman ETF Trust (the “Fund”).  The Proxy Statement consists of (i) a letter to shareholders, (ii) a notice of meeting, (iii) a proxy statement and (iv) a form of proxy.

The Meeting will be held to consider the following items of business:

1.	To change the Fund from a diversified to a non-diversified fund.
2.	To change the Fund’s fundamental policy on industry concentration.
3.	To change the Fund’s current management agreement from a unitary fee arrangement to a separate management agreement and administration agreement, including approval of the new management agreement.

The Trust respectfully requests that the Staff furnish any comments on the Proxy Statement by August 12, 2024.  This will assist the Trust in keeping to its printing schedule.

Securities and Exchange Commission
August 2, 2024

If you have any questions or comments regarding the foregoing, please contact me at (202) 778-9473.
Sincerely,

/s/ Franklin H. Na
Franklin H. Na